Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MARCH 27, 2009

BAYTEX ENERGY TRUST ANNOUNCES FILING OF 2008
YEAR END DISCLOSURE DOCUMENTS

CALGARY, ALBERTA (March 27, 2009) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) today announced the filing of its Annual Information Form (the “AIF”) for the year ended December 31, 2008 with the Canadian securities regulatory authorities on the System for Electronic Analysis and Retrieval (“SEDAR”) in Canada, and the filing of its Annual Report on Form 40-F for the year ended December 31, 2008 (which includes the AIF) with the U.S. Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system in the United States. The AIF contains reserves data and other oil and gas information as required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Baytex has also filed its audited consolidated financial statements for the year ended December 31, 2008 and related Management’s Discussion and Analysis.

An electronic copy of any of these documents may be obtained on Baytex’s website at www.baytex.ab.ca, on Baytex’s SEDAR profile at www.sedar.com and on Baytex’s EDGAR profile at www.sec.gov/edgar.shtml. A printed copy of these documents is available by contacting Investor Relations at (403) 269-4282 or toll free at 1-800-524-5521 or by e-mail at investor@baytex.ab.ca.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust

Anthony Marino, President and CEO	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Erin Cripps, Investor Relations Representative	Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca